Exhibit (a)(2)

FORM OF LETTER TO ELIGIBLE OPTION HOLDERS

The following is the text of a memorandum that the registrant intends to deliver on or about April 25, 2003 (the commencement of the offer to exchange) to employees entitled to participate in the offer to exchange.

Memorandum

Date:	April 25, 2003
To:	Eligible Optionholders
From:	Michael T. Wedge
SUBJECT:	STOCK OPTIONS

The downturn in the stock market and the resulting underwater position of many BJ’s stock option grants has lessened the incentive and reward potential of the stock option award program. Our executive compensation committee has recommended and the Board of Directors has approved a course of action that it believes will restore the incentive value of our stock option program.

We are offering to certain holders of BJ’s stock options the opportunity to exchange outstanding options which were granted under BJ’s 1997 Stock Incentive Plan and have an exercise price of $29.00 or greater per share for new options. This offer is subject to stockholder approval at our annual meeting of stockholders to be held on May 22, 2003, or any adjournment of that meeting, of an amendment to our 1997 Stock Incentive Plan to permit this exchange.

The following guidelines will apply to this exchange:

Eligibility: All employees except our directors, President/Chief Executive Officer and executive vice presidents who hold options having an exercise price of $29.00 or greater per share may participate in the program.

Exchange Terms: You will receive a new option to purchase one share of common stock for every two shares of common stock that were issuable upon exercise of the option you surrender. The grant date of the new options will be the first business day that is at least six months and one day following the expiration of the exchange offer. If the offer expires on May 27, 2003, as currently planned, the new options will be granted on November 28, 2003. The exercise price of the new options will be the closing price of a share of BJ’s common stock on the New York Stock Exchange on the new option grant date.

Vesting: During the six months following the date of grant of the new options, none of the new options will vest or become exercisable. Beginning on the date that is six months following the date of grant of the new options, the new options will immediately vest to the same extent that the options they replace would have been vested on that date had they not been surrendered. After that date, the new options will have the same vesting schedule as the options they replace.

Duration of this Offer: The offer to exchange current options for replacement options under the terms outlined above expires at 5:00 p.m., Eastern Daylight Time, on May 27, 2003, unless extended.

You must complete and sign the exchange offer election form, as instructed, and return it by the expiration date in order to be eligible to exchange your option shares. If you do not complete and return the election form your options eligible for the exchange will remain in effect at their current terms and no replacement options will be issued to you. This exchange offer provides you with a one-time opportunity to surrender your current eligible options for replacement options. In making your decision you should consider your own personal circumstances and the risk/reward potential of the exchange. You should consider the exercise price of your current eligible options and what the market price of BJ’s shares may be following the six months and one day period when the exercise price for replacement options is determined.

The exchange offer is subject to the terms and conditions of the document that accompanies this letter entitled Offer to Exchange Outstanding Stock Options, dated April 25, 2003. The Offer to Exchange contains the legal and regulatory details of this exchange offer. Included in this Offer to Exchange is a summary of Questions and Answers to help you through the decision making process. Please review the attached material carefully, consider your individual situation and make your decision.

Our goal is to build the best team in the business, made up of talented and motivated employees. We believe that this exchange offer helps to restore the incentive value of BJ’s stock option program.

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